Exhibit 21.1

Nuvve Holding Corp.

List of Subsidiaries

Nuvve Corporation, a Delaware corporation

Nuvve KK, a company registered in Japan

Nuvve of Pennsylvania LLC, a Pennsylvania limited liability company

Nuvve Denmark ApS, a company registered in Denmark

Nuvve Ltd., a company registered in the United Kingdom

Levo Mobility LLC, a Delaware limited liability company

Nuvve CPO, Inc., a Delaware corporation

Deep Impact 1, LLC, a Delaware limited liability company